Exhibit 12.1

CAESARS GROWTH PROPERTIES HOLDINGS, LLC

COMPUTATION OF RATIOS

(In millions, except ratio amounts)

Ratio of Earnings to Fixed Charges	Year ended December 31,
	2014	2013	2012	2011	2010
(Loss) / income before income taxes	$(208.8)	$81.5	$121.2	$147.8	$64.1
Fixed charges:
Interest expensed and capitalized	152.5	46.6	21.3	38.7	26.2
Amortized premiums, discounts and capitalized expenses related to indebtedness	14.7	27.3	31.5	9.1	14.4
Estimate of interest within rental expense	16.8	10.6	12.2	12.0	12.9

Total fixed charges	184.0	84.5	65.0	59.8	53.5
Amortization of capitalized interest	1.2	1.0	1.0	0.9	0.9
Interest capitalized	9.2	8.9	1.1	—	—
(Loss) / income before income taxes plus fixed charges plus amortization of capitalized interest less capitalized interest	$(32.8)	$158.1	$186.1	$208.5	$118.5

Ratio of earnings to fixed charges	(0.2)	1.9	2.9	3.5	2.2